# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LifeStance Health Group, Inc., CIK 0001845257
CUSIP: 53228F101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4800 N. Scottsdale Road, Suite 2500, Scottsdale, Arizona (AZ), 85251
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001387131-22-001695
Filed by CIK 0001903793

## Reporting persons
- TPG GP A, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 98,101,407; sole dispositive power 0; shared dispositive power 98,101,407; aggregate amount beneficially owned 98,101,407 (25.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on 382,055,609 shares of Common Stock (as defined below) outstanding as of July 29, 2026, as reported on the Quarterly Report on Form 10-Q filed by LifeStance Health Group, Inc. (the "Issuer") with the Securities and Exchange Commission (the "Commission") on August 6, 2026.
- COULTER, JAMES G: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 98,101,407; sole dispositive power 0; shared dispositive power 98,101,407; aggregate amount beneficially owned 98,101,407 (25.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on 382,055,609 shares of Common Stock outstanding as of July 29, 2026, as reported on the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 6, 2026.
- WINKELRIED, JON: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 98,101,407; sole dispositive power 0; shared dispositive power 98,101,407; aggregate amount beneficially owned 98,101,407 (25.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on 382,055,609 shares of Common Stock outstanding as of July 29, 2026, as reported on the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 6, 2026.

## Item 1. Issuer
Name of issuer: LifeStance Health Group, Inc.
Address of issuer's principal executive offices: 4800 N. Scottsdale Road, Suite 2500, Scottsdale, AZ 85251

## Item 2. Person Filing
Name of person filing:
This Amendment No. 3 to Schedule 13G is being filed jointly by TPG GP A, LLC, a Delaware limited liability company ("TPG GP A"), James G. Coulter and Jon Winkelried (each, a "Reporting Person" and, together, the "Reporting Persons"), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

TPG GP A exercises direct or indirect control over entities that collectively hold 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar VIII Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar VIII, L.P., a Delaware limited partnership, which is the general partner of TPG VIII Lynnwood Holdings Aggregation, L.P., a Delaware limited partnership ("TPG VIII Lynnwood"), which directly holds 98,101,407 shares of Common Stock.

Because of the relationship of TPG GP A to TPG VIII Lynnwood, TPG GP A may be deemed to be the beneficial owner of the shares of Common Stock held by TPG VIII Lynnwood. TPG GP A is controlled by entities owned by Messrs. Coulter and Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may be deemed to be the beneficial owners of the shares of Common Stock held by TPG VIII Lynnwood. Messrs. Coulter and Winkelried disclaim beneficial ownership of such shares of Common Stock held by TPG VIII Lynnwood except to the extent of their pecuniary interest therein.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

c/o TPG Inc.
301 Commerce Street, Suite 3300
Fort Worth, Texas 76102
Citizenship: See response to Item 4 of each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See response to Item 2(a) above.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
TPG VIII Lynnwood entered into a Stockholders Agreement, dated as of June 9, 2021, with certain other holders (the "Holders") of shares of Common Stock. Pursuant to the Stockholders Agreement, TPG VIII Lynnwood and the Holders have agreed to, among other things, vote their shares of Common Stock to elect members of the Board of Directors of the Issuer as set forth therein.

Because of the relationship between TPG VIII Lynnwood and the Holders as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the shares of Common Stock beneficially owned by TPG VIII Lynnwood and the Holders and/or to constitute a "group" with the Holders. Each Reporting Person and TPG VIII Lynnwood disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Holders, except to the extent of its pecuniary interest therein, if any.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*
* Incorporated herein by reference to the Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022, which was previously filed with the Securities and Exchange Commission (the "Commission") as Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.

## Signatures
- TPG GP A, LLC: /s/ Matthew White, Matthew White / Vice President (08/14/2026)
- COULTER, JAMES G: /s/ Gerald Neugebauer, Gerald Neugebauer on behalf of James G. Coulter (1) (08/14/2026)
- WINKELRIED, JON: /s/ Gerald Neugebauer, Gerald Neugebauer on behalf of Jon Winkelried (2) (08/14/2026)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).